Doral Energy Announces Amendment to Reverse Share Split

MIDLAND, TEXAS, December 18/MarketWire/ -- Doral Energy Corp. (OTC Bulletin Board: DENG) (“Doral” or “the Company”), an oil and gas production and exploitation company, today announced that its Board of Directors has amended the 1-for-25 reverse split of Doral’s common stock to a 1-for-6.25 reverse split.

Commenting on the change, Doral’s Chief Executive Officer, Everett Willard (“Will”) Gray, II, stated “After announcing our earlier reverse split, the Board of Directors realized that the small number of shares that would be left outstanding could result in a lack of liquidity for Doral’s existing stockholders. We believe that a 1-for-6.25 split will still allow us to meet our goal of creating a more attractive capital structure for potential new investors, while balancing our existing stockholders desires for market liquidity. This will allow Doral’s management to execute its organic and M&A growth strategies for 2009.”

The 1-for-6.25 reverse split will result in Doral having approximately 17,174,008 outstanding shares of common stock. Doral’s Board of Directors believes this share capitalization will be effective both in helping the Company raise additional equity capital from institutional investors and in allowing for liquidity for its stockholders. The reverse split is expected to become effective on January 12, 2009.

Mr. Gray concluded by saying, “Success in raising growth capital, combined with sufficient liquidity in our stock, will be instrumental in helping Doral achieve its longer term goal of listing its shares on a more senior exchange such as AMEX, thereby creating more value for our stockholders.”

About Doral Energy Corp.

Doral Energy Corp. (OTC: DENG.OB) is an emerging oil and gas company headquartered in Midland, Texas. Doral Energy Corp.’s strategy is to grow a portfolio of under-developed production and exploitation assets with the potential for new drilling – generating near-term increases in existing production through operational improvements, and longer-term development of proved undeveloped reserves. Doral focuses on identifying acquisitions that generate immediate cash flow from production, but which also have strong proved developed non-producing and proved undeveloped reserves that can be tapped for significant growth. The prolific Permian Basin of Texas and New Mexico is a geographic region of particular interest for the Company’s future acquisition activity. Doral’s first producing asset is the Eddy County Properties in the northwestern Permian Basin of New Mexico, which are currently producing 120 barrels of oil equivalent (BOE) per day and have 4.1 million BOE in proved reserves.

Further Information

Shareholders and investors are encouraged to visit Doral Energy’s website at www.DoralEnergy.com for more information.

On behalf of DORAL ENERGY CORP.

Everett Willard (“Will”) Gray, II, Chief Executive Officer

Legal Notice Regarding Forward-Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined, and assumptions of management. Forward looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions or that events or conditions "will", "would", "may", "can", "could" or "should" occur. Information concerning oil or natural gas reserve estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.

Actual results may differ materially from those currently anticipated due to a number of factors beyond the reasonable control of the Company. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include misinterpretation of data, inaccurate estimates of oil and natural gas reserves, the uncertainty of the requirements demanded by environmental agencies, the Company's ability to raise financing for operations, breach by parties with whom the Company has contracted, inability to maintain qualified employees or consultants because of compensation or other issues, competition for equipment, inability to obtain drilling permits, potential delays or obstacles in drilling operations and interpreting data, the likelihood that no commercial quantities of oil or gas are found or recoverable, and our ability to participate in the exploration of, and successful completion of development programs on all aforementioned prospects and leases. Additional information on risks for the Company can be found in the Company’s filings with the US Securities and Exchange Commission. In addition, the 1-for-6.25 reverse split of the Company’s common stock approved by the Company’s Board of Directors has not yet been effected. The effective date of the reverse split may be changed, or the reverse split may be terminated, by the Board of Directors at any time prior to the effective date.